SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                          SYLVAN LEARNING SYSTEMS, INC.
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                   871399-10-1
                                   -----------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]     Rule 13d-1(b)
                  [ X ]     Rule 13d-1(c)
                  [   ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 7 Pages
                              Exhibit Index Page 6


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                                  SCHEDULE 13G
CUSIP NO. 871399-10-1                                                Page 2 of 7



1        Name of Reporting Person
         IRS Identification No. of Above Persons (ENTITIES ONLY)

                  INVESTOR AB

2        Check the Appropriate Box If a Member of a Group*

                                               a.      [_]
                                               b.      [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  SWEDEN
                            5                    Sole Voting Power
                                                 1,793,289
Number of
  Shares
Beneficially                6                    Shared Voting Power
  Owned By                                       0
    Each
Reporting                   7                    Sole Dispositive
    Person                                       1,793,289
    With
                            8                    Shared Dispositive Power
                                                 0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,793,289/1

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    4.69%

12       Type of Reporting Person*
                  OO

                     o SEE INSTRUCTIONS BEFORE FILLING OUT!


----------------------------
1    Position as of February 9, 2001


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                                                                     Page 3 of 7



Item 1(a)         Name of Issuer:

                  Sylvan Learning Systems, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1000 Lancaster Street, Baltimore, Maryland 21202.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of Investor AB, a publicly held Swedish company, the ("Reporting Person").

                  This statement relates to the Shares (as defined herein) held for the accounts of the Reporting Person and two entities (the "Entities") of which the Reporting Person is the investment manager.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of the Reporting Person is Arsenalsgatan 8c, SE-103 32, Stockholm, Sweden.

Item 2(c)         Citizenship:

                  The Reporting Person is a publicly held Swedish company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.01 (the "Shares").

Item 2(e)         CUSIP Number:

                  871399-10-1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of February 9, 2001, the Reporting Person may be deemed the beneficial owner of 1,793,289 Shares (assumes the conversion of 15,000,000 debentures into 953,289 Shares). This number consists of A) 840,000 Shares held for the account of the Reporting Person and B) 953,289 Shares held for the accounts of the Entities (assumes the conversion of 15,000,000 debentures into 953,289 Shares, in the aggregate, held for the account of the Entities).

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                                                                     Page 4 of 7

Item 4(b)         Percent of Class:

                  The number of Shares of which the Reporting Person may be deemed to be the beneficial owner constitutes approximately 4.69% of the total number of Shares outstanding.

Item 4(c) Number of shares as to which such person has:

Investor AB
-----------

(i)      Sole power to vote or to direct the vote                      1,793,289

(ii)     Shared power to vote or to direct the vote                            0

(iii)    Sole power to dispose or to direct the disposition of         1,793,289

(iv)     Shared power to dispose or to direct the disposition of               0

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                                     Page 5 of 7

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2001
                                                    INVESTOR AB



                                                    By: /S/ MICHAEL OPORTO
                                                        ------------------------
                                                        Name:   Michael Oporto
                                                        Title:  Attorney-in-Fact



                                                    By: /S/ HENRY GOOSS
                                                        ------------------------
                                                        Name:   Henry Gooss
                                                        Title:  Attorney-in-Fact


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                                                                     Page 6 of 7


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

     A.       Power of Attorney dated as of December 13, 2000,
              granted by Investor AB to Borje Ekholm, Henry Gooss
              and Michael Oporto..........................................  7